September 12, 2024

Trung Pham
Chief Executive Officer
RYSE Inc.
20 Camden St.
Toronto, Ontario
M5V 1V1

       Re: RYSE Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 2
           Filed August 16, 2024
           File No. 024-11879
Dear Trung Pham:

       We have reviewed your amendment and have the following comment(s).

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A filed August 16, 2024
Part I - Item 6. Unregistered Securities Issued or Sold Within One Year, page 1

1. We note that you indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements. Please revise this section to state briefly the facts relied upon for such exemption. Refer to Item 6(d) of Part
       I of Form 1-A.
Use of Proceeds to Issuer, page 15

2. Please revise your disclosure to state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction
       2 to Item 6 of Part II of Form 1-A.
 September 12, 2024
Page 2
Independent Auditor's Report, page F-2

3. Please have your independent auditors revise their audit report to include all the elements required paragraphs 8f and g of AU 508. The current language contained in the report is not consistent with the requirements specified in the standard.
General

4. Please amend the disclosure in your offering statement to disclose the aggregate offering price of your offering. In this regard, while you disclose the total maximum price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares being offered to investors and the value of the bonus shares. Refer to the Note to Paragraph (a)
       in Rule 251 of Regulation A. Please also ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Gordon at 202-551-3866 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing